As filed with the Securities and Exchange Commission on September 5, 2025.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ABRDN JAPAN EQUITY FUND, INC.

(Name of Subject Company (issuer))

ABRDN JAPAN EQUITY FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

00306J109

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

abrdn Japan Equity Fund, Inc.

c/o abrdn Inc.

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

Telephone: (215) 405-5773

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Thomas C. Bogle, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street N.W.

Washington D.C. 20006

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 3 hereby amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed by abrdn Japan Equity Fund, Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on August 1, 2025 (as amended on August 22, 2025 and September 3, 2025 and as further amended hereby, the “Schedule TO”) in order to update Item 12 to add exhibit (a)(9), a copy of the press release issued by the Fund dated September 5, 2025 announcing the final results of the offer and the information contained therein is incorporated by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase. [1]
(a)(1)(ii)	Form of Letter of Transmittal.[1]
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.[1]
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Text of press release issued on July 25, 2025.[1]
(a)(6)	Text of press release issued on August 1, 2025.[1]
(a)(7)	Text of press release issued on August 22, 2025.[2]
(a)(8)	Text of press release issued on September 3, 2025.[3]
(a)(9)	Text of press release issued on September 3, 2025.[4]
(d)	None.
(g)	None.
(h)	None.
107	Calculation of Filing Fees Table.[4]

1  Incorporated by reference to the Fund’s Schedule TO-I, as filed with the Commission on August 1, 2025.

2  Incorporated by reference to the Fund’s Schedule TO-I, as filed with the Commission on August 22, 2025.

3  Incorporated by reference to the Fund’s Schedule TO-I, as filed with the Commission on September 3, 2025.

4  Filed herewith.

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRDN JAPAN EQUITY FUND, INC.

By:	/s/ Lucia Sitar
Name: Lucia Sitar, Esq.
Title: Vice President of the Fund
Dated: September 5, 2025

EXHIBIT INDEX

EXHIBIT

(a)(9)	Press Release issued on September 5, 2025
107	Calculation of Filing Fee Exhibit